August 1, 2005

Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Electric City Corp.
Amendment No. 1 to Registration Statement in Form S-3
Filed April 15, 2005
Amendment No. 1 to Form 10-K for the period Ended December 31, 2004
File No. 001-16265
Dear Mr. Hunt:
This letter is in response to your letter of May 9, 2005 in which you provided comments to the above referenced filings.
Attached is a copy of the second amendment to our Registration Statement on Form S-3, marked to show changes from the first amendment to our Registration Statement on Form S-3 filed with the SEC on April 15, 2005.
The following are our responses to the comments contained in your letter relating to our Registration Statement on Form S-3:

Your Comment #	Comment/Response

1.	Please revise to provide concrete, everyday language to explain to investors who might not work in your industry what you mean by phrases like “negative power system,” “demand response system” and “building and environmental control solutions.”

We have revised the description of our business to provide additional explanation of these terms.

Your Comment #	Comment/Response

2.	We note your statement that your EnergySaver system technology “has applications in commercial buildings, factories and office structures, as well as street lighting and parking lot lighting.” Please revise your disclosure, if necessary, to differentiate between current and potential applications for your EnergySaver system technology.

We have revised our disclosure to indicate that all of the listed applications are current applications for the EnergySaver.

3.	We note your disclosure in the first paragraph of the introductory paragraph that the risk factors “may not be exhaustive.” Please revise the introductory paragraph to clarify that your disclosure includes all material risks known to you, and revise your Risk Factors section as appropriate to ensure that your disclosure address all such risks.

We have revised the introductory paragraph as requested. We have reviewed and revised our Risk Factors section and believe it is complete based on the facts currently known to us.

4.	Include a separate risk factor disclosing the risks associated with your dependence on a few customers, and quantify the percentage of revenues attributable to major customers for each of the last three years.

A risk factor disclosing the risks associated with our dependence on a few customers has been added and we have indicated the percentage of our total revenue attributable to each of the customers who accounted for more than 10% of our consolidated revenue in each of the last three years.

5.	We note that the selling stockholders may engage in short sale transactions. Please expand your disclosure to briefly explain the terms “short sale” and “short sales against the box.”

We have provided brief descriptions of the terms “short sale” and “short sales against the box.”

6.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. We may have further comment based on your response.

Delano Group Securities LLC is a broker-dealer and we have revised the notes to the table to selling stockholders to reflect this.

7.	Identify the individuals who beneficially own the shares held in the name of the entities in the table of selling stockholders.

The footnotes to the table of selling stockholders has been revised to identify the beneficial owners of the shares listed.

Your Comment #	Comment/Response

8.	We see that on March 4, 2005 you signed a letter of intent to acquire all the outstanding stock of Maximum Performance Group, Inc. for up to $7.5 million in total consideration in the form of cash and common stock. Since this appears to be a significant and probable acquisition, it appears Maximum Performance Group, Inc.’s historical and related pro forma financial statements are required by rule 3-05 (a)(1)(i) and Article 11, respectively, of Regulation S-X. We note you do not appear eligible for the automatic extension discussed in Rule 3-05 (b)(4) of Regulation S-X. Please revise the Form S-3 to include all required financial statements or tell us why you believe no revisions are necessary.

At the time of the original filing of the S-3, as the letter of intent was non-binding and the acquisition was contingent upon our completion of a private placement, we did not believe this acquisition met the probability threshold. However, the acquisition has subsequently been consummated. As the purchase price exceeds 50% of our total assets, we are not eligible for the automatic extension discussed in Rule 3-05(b)(4) of Regulation S-X and the Form S-3 has been revised to incorporate the required financial statements which were filed with the SEC as an amendment to our Current Report on Form 8-K on July 15, 2005.

9.	In the penultimate paragraph on page II-2, please revise your disclosure to clarify the circumstances under which the amendment of your Certificate of Incorporation requires the affirmative vote of 75% of your Series E Convertible Preferred Stock.

We have added the requested clarification.

10.	Please revise the legal opinion to address all shares being registered pursuant to this registration statement, including shares underlying convertible debt.

The legal opinion has been revised to include shares underlying the convertible debt.
We previously responded to your questions and comments regarding our Annual Report on Form 10-K in a letter dated June 14, 2005, a copy of which is attached.
We hope that we have addressed all of your questions and comments. Please feel free to contact me or our attorney, Andy Connor, if you have any further questions or comments regarding our filings.
Sincerely,
/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer & Treasurer